FILED BY AVANT! CORPORATION PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933. IN ADDITION, AVANT! CORPORATION DEEMS THIS COMMUNICATION TO BE FILED UNDER RULE 14a-12 OF THE SECURITIES EXCHANGE ACT OF 1934. SUBJECT CORPORATION: AVANT! CORPORATION, COMMISSION FILE NO. 0-25864.


FORWARD LOOKING STATEMENTS

           The transcript below contains forward-looking statements within the meaning of the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, including statements regarding the expected date of closing the acquisition; future financial and operating results; and timing and benefits of the acquisition. These statements are based on Synopsys' and Avant!'s current expectations and beliefs. Actual results could differ materially from the results implied by these statements. Factors that may cause or contribute to such differences include the successful closing of the acquisition; changes in both companies' businesses during the period between now and the closing date; litigation relating to the transaction or the businesses, including the outcome of litigation between Avant! and Cadence Design Systems, Inc.; the successful integration of Avant! into Synopsys' business subsequent to the closing of the acquisition; timely development, production and acceptance of products and services contemplated by the merged company after completion of the proposed acquisition; increasing competition in the market for design implementation or design verification software; the ability to retain key management and technical personnel; adverse reactions to the proposed transaction by customers, suppliers and strategic partners and other risks described in Synopsys' report on Form 10-Q filed with the Securities and Exchange Commission (SEC) on September 18, 2001 (pp. 21-23), and on Avant!'s report on Form 10-Q filed with the Securities and Exchange Commission (SEC) on November 14, 2001 (pp. 21-27). Synopsys and Avant! are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

           In connection with the proposed merger, Synopsys and Avant! will file a joint proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus (when available) and other related documents filed by Synopsys and Avant! with the SEC at the SEC's website at www.sec.gov. The joint proxy statement / prospectus (when it is available) and the other documents may also be obtained for free by accessing Synopsys' website at www.synopsys.com or by directing a request by mail or telephone to 700 E. Middlefield Road, Mountain View, CA 94043, Attention: Company Secretary, (650) 584-5000, or by accessing Avant!'s website at www.avanticorp.com or by directing a request by mail or telephone to 4671 Bayside Parkway, Fremont, CA 94538, Attention: Company Secretary, (510) 413-8000.

           Synopsys, Avant!, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Synopsys stockholders, or the Avant! stockholders, as the case may be, in connection with the proposed merger, will be set forth in the joint proxy statement / prospectus when it is filed with the SEC.

---------------------

On December 3, 2001, Avant! Corporation and Synopsis, Inc. jointly hosted a conference call. The communication filed herewith is a transcript of that call.

                           SYNOPSYS CONFERENCE CALL, 12.3.01

Operator:         Ladies and Gentlemen, thank you for standing by, and welcome to this special conference call. At this time all participants are in a listen-only mode. Later we will conduct a question-and-answer session. Instructions will be given at that time. If you should require assistance during the call, please press "0," followed by "star." As a reminder, today's conference is being recorded.

                  During the course of this conference call, Synopsys and Avant! (pronounced Ah-VAHN-tee) Corporation may make forward-looking statements regarding the performance of the companies before the proposed merger and the combined company after the proposed merger, and, in Synopsys's case, regarding the future financial result. While these statements represent each company's best current judgment about its future performance, each company's actual performance is subject to significant uncertainties that could cause actual results to differ materially from those that may be projected, including the risk described in the two press releases issued earlier today describing the proposed merger and Synopsys' fourth quarter and Fiscal Year 2001 results. In addition to any other

                                               SYNOPSYS CONFERENCE CALL, 12.3.01
                                                                          Page 2

                  risk factors that may be highlighted during this conference call, listeners should also review each company's most recent 10-K, 10-Q, and 8-K reports on file with the Securities and Exchange Commission, as well as the [collection] materials that will be filed regarding the proposed merger for important factors that could cause actual results to differ materially from those that may be projected.

                  At this time I would like to turn the conference over to the Chairman and Chief Executive Officer of Synopsys, Dr. Aart de Geus. Please go ahead, Sir.

Aart de Geus:     Good afternoon.  I have with me Paul Lo, President of Avant!,
                  Chi-Foon Chan, President and COO of Synopsys, and Brad Henske, our CFO. We have moved our earnings conference up because we have some great news to announce. Synopsys has signed a definitive agreement to acquire Avant! Corporation. This is exciting news for many reasons.

                                               SYNOPSYS CONFERENCE CALL, 12.3.01
                                                                          Page 3

                  First, for our customers, the merger instantly brings together the best front-end and the best back-end design tools under a single roof. Many top executives from the largest semiconductor and system companies have personally suggested to me that they would welcome such a move.

                  Second, both Avant! and Synopsys employees see the power of this combination. Our employees have a tradition of strong technology innovation, delivery, and support. Combining expertise in our complementary areas opens the door to providing a complete IC design solution that is unmatched in the industry.

                  Third, our shareholders have viewed it as a very strong move. At a time when customers are reducing their number of suppliers, Synopsys emerges as a provider of the strongest technical solution in the industry. In addition, both Synopsys and Avant! have a solid track record of sound financial execution and growth.

                  The bottom line is that this merger is a bold move that instantly puts up in the leadership position for IT design information.

                                               SYNOPSYS CONFERENCE CALL, 12.3.01
                                                                          Page 4


                  What everyone knows, is that Avant! has had significant legal troubles. I want to move forward here. Some bad things occurred, some people were caught, they pleaded no contest, some individuals received sentences and Avant! paid the price. A huge price. Not only did they make a very large restitution payment upon closure of the criminal case, but they also suffered for years under a cloud of doubt and distrust. This is especially unfortunately in light of the outstanding new technology that their engineers have produced over the years. But let me be very clear, we have not condoned what happened in the past. We have done our homework and we are convinced that what we are acquiring today is clean. In addition, we will put forth our best effort to practically seek a reasonable and fair settlement with Cadence on any outstanding issues effective on the closing of the merger. Cadence and Synopsys leadership in resolving these issues will open a new chapter to a more mature and healthier in, industry going forward.

                  This is an important time to strengthen our industry, especially in light of the economic situation around us. In the last three months

                                               SYNOPSYS CONFERENCE CALL, 12.3.01
                                                                          Page 5

                  the outlook for semiconductors and electronics in general have become significantly bleaker as hopes for an earlier recovery have been replaced with an almost complete lack of visibility.

                  Our customers have forced to take action. After initially cutting the obvious things, they are now re-examining even their key projects and, if necessary, cutting into what was previously considered untouchable. Even R & D budgets are no longer immune and EDA expenses are increasingly scrutinized and/or delayed. I hasten to say however that compared to our customers our EDA industry has so far performed remarkably well and will continue to do so. For Synopsys, we completed a solid quarter and met expectations. Nonetheless, good management discipline clearly prescribes that we forecast more conservatively, that we manage expenses aggressively, and that we correct up or down as visibility returns. We will manage the business in fiscal '02 to yield earnings of at least $2.00 a share. Brad will give detail about that in a moment.

                                               SYNOPSYS CONFERENCE CALL, 12.3.01
                                                                          Page 6

                  No matter what the economic situation looks like though, Synopsys as a company is very strong. We expect to gain market share through growth of the combined company as our customers reduce the number of their suppliers, and we will make bold moves to maximize the situation. From that perspective, the acquisition of Avant! compliments our existing position in a remarkable way.

                  To explain this better let me paint a picture that describes the post-merger Synopsys. It is helpful to think of the IC design process as having three main functions. Design creation, functional verification, and design integrity.

                  Let me start with design creation. This is the process that implements a high-level chip description written in a language such as Verilog, VHDL, or C into a detailed layout. Traditionally, this was done in two main steps. First:
                  Synthesis; and second, Place-and-Route.

                                               SYNOPSYS CONFERENCE CALL, 12.3.01
                                                                          Page 7

                  Synopsys is clearly the technical and market leader in synthesis. Avant! is the strongest place-and-route solution where it competes most directly with Cadence, among others.

                  In the last two years, driven by small geometries, a new discipline has emerged at the intersection between the two steps. This new discipline is aptly named physical synthesis. Synopsys far and away leads in this emerging area with over 75 percent bookings growth in fiscal '01 over last year, ending the year with 103 million in orders, well over 350 tapeouts, and over 150 customers. This does not include approximately 11 million in orders from customers who bought our design compiler product and then upgraded to physical compiler within the year. Those numbers will bring the tally to 114 million for Physical Synthesis.

                  It was also rewarding to see that orders in aggregate for the design compiler family grew approximately 50 million this year as customers currently find that a mix of design compiler and physical compiler meets their need.

                                               SYNOPSYS CONFERENCE CALL, 12.3.01
                                                                          Page 8

                  The quality of our customer base in this area is impressive. For example, just last quarter we announced a variety of physical synthesis endorsements from IBM, TSMC, NEC, and Scientific Atlanta. I have no doubt whatsoever that the combination of Synopsys synthesis and physical synthesis with Avant!'s place and route, and database, is the best in class design flow today. More than that, it is also the basis for delivering leading solutions for .13 and .10 micron in a very short time frame.

                  The second area is functional verification. The objective in this area is simply stated as: "does my design perform the function that I intended?" Meaning for example, "does my multiplier actually multiply?" Since the early days of EDA, this area has been anchored by simulation. With VCS, our Verilog simulator, Synopsys has a star product. Around VCS we have half a dozen connected products ranging from models to test bench language to formal verification techniques. Avant! adds a crucial piece to this picture: a leading circuit simulator. This position significantly strengthens our competitive position in a mixed-signal verification, which is needed for chips in the wireless, automotive, and consumer domains.

                                               SYNOPSYS CONFERENCE CALL, 12.3.01
                                                                          Page 9

                  "The third area is design integrity" where you make sure that the chips will actually work. Here you check for errors ranging from signal integrity to timing, to manufacturing defects. Synopsys has an extremely strong position in this area. Our design for test solution is very well integrated into the design flow and primetime is the de facto standard timing verifier in the industry.

                  In addition, we have recently grown these capabilities with leading edge signal integrity analysis.

                  The Avant! acquisition fills a major hole for us in the design integrity arena, a complete physical verification, extraction, and mask synthesis solution. These terms may not mean much to the uninitiated but they allow customers to verify that the chip can truly be fabricated and will work at the correct speed.

                  Furthermore, in all the areas, design creation, functional verification, and design integrity, the highly regarded Milky Way database from Avant! will be a key asset in connecting all these pieces together smoothly.

                                               SYNOPSYS CONFERENCE CALL, 12.3.01
                                                                         Page 10


                  The bottom line of this is powerful. In all three areas, but especially in design creation and design integrity, Synopsys and Avant! are an almost perfect complementary match. Our customers have long known this and have done their best to glue our products together in their own flows. But coming together into one company now will provide a solution that fulfills the requirements of the most demanding designers.

                  At this point I would be remiss not to mention two other highlights from the past quarter. It's no secret that most consulting businesses are feeling the brunt of the economic downturn, ours included. However, we continue to invest in this business, anticipating that the combination of tools, services, and state of the art system-on-chip requirements will bring good business opportunities.

                  Confirming that investment, we recently announced a very significant relationship with Intel, who is entering the ASIC business with our support. Together with Intel, we are offering a complete concept to

                                               SYNOPSYS CONFERENCE CALL, 12.3.01
                                                                         Page 11

                  manufactured part solutions to mutual customers. Two large contracts with US systems companies have already been closed.

                  The second area that I would like to highlight is our intellectual property business. We have always believed that the reuse of IP is a key influencer of methodology and tools, and vice versa. As you know, we have substantial designware business, which up until now has consisted mainly of basic IP business blocks. Last quarter we announced agreements with ARM, MIPS, NEC, Infineon and Gain to distribute much of their higher level IP through our DesignWare channel.

                  To conclude this portion of the call I would like to reiterate my enthusiasm about the merger. And with that I would like to now turn the call over to Paul Lo, President of Avant!, who is here with us today as well.

                  Paul

                                               SYNOPSYS CONFERENCE CALL, 12.3.01
                                                                         Page 12

Paul: Thank you Art. Good afternoon everyone. This is Paul, president of Avant!. Today for the first time I'm joining Synopsys in their conference call to talk about Synopsys's purchase of Avant!.

                  This merger opens a new chapter in the history of EDA industry. Two acknowledged industry leaders are now joining forces to form what we believe will soon be the pre-eminent supplier in the EDA business. I'm happy and proud to be a part of it and I have high hopes for the future.

                  Although Synopsys and Avant! have built their business independently over the past several years, we have some of the same basic values. Both Synopsys and Avant! have always focused on technology development, and have pride in the technologists who created it.

                  I know what it takes to create the most competitive chip design systems in the world. I have also observed Synopsys technology and product development over the years as well. I have great respect for Synopsys and I have come to know Synopsys as a

                                               SYNOPSYS CONFERENCE CALL, 12.3.01
                                                                         Page 13

                  company that knows what the customer wants and is persistent in delivering it. I think that Synopsys and Avant! are soul mates when it comes to technology development.

                  I believe that this merger creates great value for the customers. Semiconductor manufacturing technology has continued to advance and customers have come to depend on both Synopsys and Avant! to deliver ever more advanced chip design solutions. Products from both Synopsys and Avant! are now used in the world's most advanced chip design flow. For years our customers have asked us to work more closely with Synopsys and now their wish has come true. In this combination our customers will get the best technology available today along with the best engine of innovation in the business.

                  I want to take a moment to reflect on the accomplishments of Avant! as an independent company. Avant! began in 1991 as a supplier of standard sale systems. Even today customers recognize Avant! as the leader in this large and growing product category, but we have become much more since our humble beginning. We

                                               SYNOPSYS CONFERENCE CALL, 12.3.01
                                                                         Page 14

                  initiated and nurtured a company culture based on customers, technology, and people. Avant! had grown to offer over 45 different products including the powerful single path SOC design flow and Milky Way database which offers customers the most productive chip design process in the world.

                  Avant! has also had its big challenges, but thanks to the fighting spirit of hundreds of Avant! employees we not only survived, but flourished. I think that the last six years of Avant!'s history illustrates the tough character supreme determination of Avant!. I'm convinced that this will not be lost as we join forces with Synopsys.

                  I have personally visited over 30 customers in the recent month. In all these visits not a single customer has told me that they are abandoning us. Instead they have high hopes for new products that we recently introduced. Over 90 percent of our top customers are actually engaged in the evaluation of one or more of our new products. We have strong tradition of loyalty to our R and D engineers. As a result our turnover rate among this group has been

                                               SYNOPSYS CONFERENCE CALL, 12.3.01
                                                                         Page 15

                  very low. We bet that our team of technologists will be happy and proud to join Synopsys because of their passion for great technology.

                  Overall I think that this combination creates a great new team, a team that I know I will be proud of. In my opinion this merger teams the best with the best. It is great for customers and great for the industry overall. I think that creates the very best company in the EDA business.

                  Thank you. Now I turn the call to Brad.

Brad Henske:      Thanks Paul.  Aart and Paul have described some of the
                  benefits of the transaction and the terrific fit between the two companies. Let me briefly talk about some of the details of the transaction and then I'll review our quarter and guidance.

                  The deal itself is pretty vanilla. It's a straight stock for stock deal in which each Avant! share will be exchanged for .371 shares of Synopsys stocks at closing. There are no caps or collars. At

                                               SYNOPSYS CONFERENCE CALL, 12.3.01
                                                                         Page 16

                  today's closing price of Synopsys of 55.39, the aggregate consideration based on Avant!'s fully diluted shares is approximately 830 million dollars. We expect to effect a tax-free reorganization. Outstanding Avant! options will be converted into Synopsys options at closing, based on the exchange ratio.

                  From an operational point of view, Avant! will be integrated into Synopsys after closing. No Avant! board members will join the Synopsys board, and Gerry Hsu will resign all positions with the company effective on the closing date. We expect the fees and expenses at closing will be approximately 420 million dollars, including 335 million for insurance--which I will talk about in a minute--55 million to pay pre-existing employment agreements, and 30 million dollars in investment banking, brokerage and other fees and expenses. We expect additional severance and facility consolidation expenses in the first operating quarter.

                  In connection with the merger agreement, by December 31st Avant!'s Japanese distributor, Main Gate, will become a wholly owned subsidiary of Avant! with no remaining individual

                                               SYNOPSYS CONFERENCE CALL, 12.3.01
                                                                         Page 17

                  shareholders at approximately no net cost to Avant!. Avant!'s other principal distributor agreements have been modified to remove the distributor's right to receive large lump sum payments upon a change of control. Avant! will file an 8K with the SEC which will provide the details regarding these transactions.

                  As I mentioned, we have obtained a binder of insurance, effective after the closing with a triple A rated insurer to pay all damages, penalties, and costs arising out of the litigation with Cadence. The total premium will be 335 million dollars. The policy coverage limit is 500 million dollars plus accrued interest on the first 250 million dollars of the premium. In the event that amounts paid out on the policy are less than 250 million plus accrued interest, Synopsys will be entitled to a refund of the difference. While we cannot guarantee the outcome of the case, based on our assessment of the probabilities which was developed with the assistance of two outside law firms, we believe that we have more than adequately provided for the liability. For financial reporting purposes, 250 million dollars of the premium will be held on the Synopsys balance sheet as a long-term restricted asset and the interest from that

                                               SYNOPSYS CONFERENCE CALL, 12.3.01
                                                                         Page 18

                  amount will be included in other income. The remaining 85 million dollars will be expensed when the policy takes effect. The transaction is subject to approval by both company shareholders, regulatory approval, and other customary closing conditions. While always hard to predict, we expect the deal will close within three to six months.

                  Let me now give you the details on what was, given the environment, a successful fourth quarter for fiscal 2001, followed by some commentary on our outlook going forward and the impact of the proposed merger.

                  For Q4 our revenue came in at the middle of our guidance range. We outperformed on expenses, and earnings before goodwill per share was 39 cents, at the top of our target range. We also built considerable backlog, deferred revenue, and cash. Q4 was the highest orders quarter in Synopsys history. Orders in aggregate grew approximately 14 percent in fiscal 2001 over fiscal 2000. Q4 product orders divided between approximately 86 percent, technology subscription licenses or TSLs, and 14 percent perpetuals

                                               SYNOPSYS CONFERENCE CALL, 12.3.01
                                                                         Page 19

                  which we believe is an abnormally low level and was driven by the large number of aggregate orders in the quarter. The average duration of TSLs in Q4 continued to be between three and half and four years.

                  Orders linearity for Q4 was consistent with the prior quarter and while not as good as we would have liked, was still better than that experience prior to our license change. Q4 revenue was 183.6 million dollars, which represent 38 percent growth from the same quarter a year ago and is in the middle of our guidance range. Product revenue, which is primarily comprised of our perpetual licenses, was 47 million dollars. Ratable license revenue was 55 million dollars this quarter. TSL revenue continues to grow as our backlog flywheel continues to build. Services revenue totaled 82 million dollars this quarter, down six percent from the same period a year ago and flat when compared to last quarter. We continue to see the migration of the old TBL maintenance into the TSL revenue screen.

                                               SYNOPSYS CONFERENCE CALL, 12.3.01
                                                                         Page 20

                  Overall growth margin was 81 percent of revenue, flat when compared to the prior quarter. Product gross margin was 91 percent for Q4-01 compared to 85 percent for the prior quarter. Ratable license gross margins equaled 82 percent for Q4 as compared to 87 percent for Q3.

                  We have started this quarter to allocate product cost-of-goods based on product order mix rather than product revenue mix as we had in prior quarters. This will be effective for all of fiscal 2001. The aggregate cost-of-goods is unchanged. The change in margins from Q3 to Q4 was driven by the large increase in TSL orders in proportion to revenue in our seasonally strongest quarter of the year. Service gross margins came in at 76 percent, flat as compared to the prior quarter.

                  Our aggregate EBG operating expenses, including cost-of-goods, were 166 million dollars, at the bottom of our guidance range. Operating earnings were 17.6 million, up 198 percent sequentially. Other income was 17 million, and investment gains were 13.5 million, in line with expectations. Earnings before good will

                                               SYNOPSYS CONFERENCE CALL, 12.3.01
                                                                         Page 21

                  amounted to 39 cents per share, at the upper end of our guidance based on lower expenses. Diluted share count was 62 and a half million, slightly below expectations, as our stock price was somewhat lower throughout the quarter than we expected.

                  Synopsys's balance sheet is strengthening. Cash and short-term investments grew substantially, with our Q4 balance ending at 476 million dollars, up 167 million dollars from the from the prior quarter. Q4 cash per diluted share amounted to seven dollars and 63 cents. Q4 accounts receivable totaled 146 million dollars. For the quarter, DSO was 73 days, up from 68 days in Q3. During the quarter we factored no receivables. Deferred revenue at the end of the quarter was 380 million dollars, up 129 million dollars or 51 percent from the prior quarter. During the quarter we repurchased no shares under our stock buyback program.

                  As a result of our discussions with Avant!, we closed the trading window for both the buyback and company management. We'll resume stock purchases in this quarter to the extent that we find market conditions attractive, while at the same time planning for

                                               SYNOPSYS CONFERENCE CALL, 12.3.01
                                                                         Page 22

                  funding the payments at closing of the Avant! acquisition. Head count totaled 3,308 employees for the quarter, up 106 from the prior quarter.

                  Now I'd like to spend a minute discussing the current economic environment and the impact it's having on our business. As Aart mentioned, we completed our quarter against the backdrop of a steadily deteriorating economic environment. The semiconductor industry continues to be mired in a downturn that if measured by peak-to-trough of shipments is almost twice as bad as any downturn in the last 15 years. As revenue has fallen semiconductor R and D spending as a percentage of revenue has increased. It has now reached levels not seen in recent history. Perhaps most striking, very few of our customers will say they have much visibility into the next few quarters. As a result, in the last quarter customers hit the brakes, hard. Therefore both visibility and predictability of business has abruptly gotten a lot poorer for us, and we believe in reality for the rest of the EDA industry.

                                               SYNOPSYS CONFERENCE CALL, 12.3.01
                                                                         Page 23

                  For us on the positive side we have continued to book significant contracts with both large and small customers, including in this quarter the largest single contract in Synopsys history. Our transition to a ratable model has been largely successful. And we end our fiscal year 2001 with 432 million dollars in deferred revenue and backlog that will turn into revenue this year.

                  We're seeing customers starting to pare down their list of suppliers and we are clearly on the A list. But not even players on the A list are going to get through this recession unscathed. During the quarter we saw a number of trends in the business relating to the recession that caused us to take a more cautious outlook going forward. First, our consulting and training business continues to struggle, reflecting the environment.

                  Orders, although strong in Q3, were relatively weak in Q4, causing us to move our expectations for the consulting business's revenue down by more than 24 million dollars in fiscal 2002. During Q4 the average duration of TSLs was longer than we expected. On the positive side, the customers are willing to commit to our technology

                                               SYNOPSYS CONFERENCE CALL, 12.3.01
                                                                         Page 24

                  for longer terms. It also builds long-term backlog, which is now ahead where we assumed it would be. For the short term, however, the TSLs booked in Q4 will deliver less revenue in the next 12 months than we originally expected. As the realities of the market became more apparent, we began to focus on a more conservative plan to tighten our own spending, to curtail hiring and other expenses, thus bringing our operating expenses in at the bottom of our range.

                  Let me come now to future guidance. In light of the changes in the economic environment and with the potential impact of the merger with Avant! we do not believe that we have enough visibility to confidently give complete guidance for 2002.

                  However, for the first fiscal quarter of 2002 we expect
                  revenue of 174 to 178 million, total expenses of 162 to 166 million, other income and expense of ten to 11 million including approximately seven million dollars of investment gains, outstanding shares of 63 to 65 million, and earnings before goodwill of 24 to 28 cents per share.
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                                               SYNOPSYS CONFERENCE CALL, 12.3.01
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                  We expect revenue to consist of approximately 20 percent
                  perpetuals, 40 percent ratable revenue, and 40 percent services. Total revenue will be down sequentially from Q4 as we expect approximately 11 million dollars less product revenue from perpetuals in Q1 than in Q4. At this stage in our transition of ratable revenue, orders for perpetuals still have a disproportionate impact on total revenue. And Q1 is historically our lowest bookings quarter. In addition, we expect other I and E to be down by approximately seven million dollars based on the planned lower gain on sales and investments. The impact of these changes, offset by lower expenses, will produce the sequentially lower earnings.

                  On the positive side, however, our forecast for Q1 is slightly higher than the forecast that we held three months ago at the end of Q3 2001. Without sufficient visibility for the full year at this stage, we are modifying our full year 2002 guidance that we gave at the end of Q3 in a number of significant respects. In light of the current environment, we have decided to manage our business to deliver

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                                               SYNOPSYS CONFERENCE CALL, 12.3.01
                                                                         Page 26

                  specific earnings for the year, namely at least two dollars per share on an EBG basis.

                  Revenue will be lower than the guidance we provided at the end of Q3. But at this time we are not providing updated revenue guidance for the year and are withdrawing our previous guidance. We are acting immediately to reduce our expected expenses in 2002 by 30 million dollars versus the guidance given before, and will reduce expenses further if necessary to meet our earnings target. While it's possible for one to infer a revenue number from the guidance we've provided, any such calculations should not be construed as guidance from us.

                  We'll reconsider this decision at the end of each quarter and should conditions change sufficiently we will issue revenue guidance. We expect other I and E, at the tax rate and outstanding shares to be consistent with prior guidance. Although we appreciate that our guidance is lower and less certain than the guidance we issued three month ago, we feel it reflects reality in the EDA markets today. For the year, we expect orders to grow modestly, on the rough order of
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                                               SYNOPSYS CONFERENCE CALL, 12.3.01
                                                                         Page 27

                  ten percent depending on changes in the economy, and assuming a three-year average TSL duration. We expect perpetuals to be 15 to 25 percent of orders in any given quarter. We are broadening the range a bit from last quarter's guidance in view of the volatility of the market.

                  None of the foregoing discussion reflects the proposed acquisition of Avant!. Highly dependent on the timing of the closing, we expect that the acquisition will be modestly dilutive in fiscal 2001, on the rough order of 30 cents. This is primarily driven by the conversion of their business to our license mix and the accounting difficulty in recognizing in the future the deferred revenue and backlog that Avant! will have closing. But for these effects we expect the acquisition of Avant! would be significantly accretive in the short term.

                  As we have previously announced Avant! today books approximately 50 percent of its orders as perpetual licenses and 50 percent as subscriptions. We expect that the customer dynamics of an integrated company will rapidly move that to the Synopsys mix.
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                                               SYNOPSYS CONFERENCE CALL, 12.3.01
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                  Similar to the effect of our business change a year ago, the mix change will depress reported earnings from the "Avant! orders" in the short term. In addition, the rules of purchase accounting for software companies make it difficult to bring across the deferred revenue and backlog for ratable licenses, since the future direct "cost to perform" is not clear. This is an issue that we're currently discussing with the Emerging Issues Task Force of the FASB and the SEC. It does not impact the economic substance of this deal since we will still get the cash payments and still provide the appropriate services. However, we may not be able to recognize revenue for this backlog which will affect both reported revenue and earnings. Based on the forecast we have today, the net impact of both of these things is on the rough order of a dollar per share of EBG, which would make the deal significantly accretive in the short term. In any case, it will be significantly accretive in the long term. As has been our practice, we will give more quantitative specifics around the closing. And again as a reminder, none of these forecasts include the effect of the closing of the IKOS acquisition, which is expected to occur sometime in Q4 of 2002.
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                                               SYNOPSYS CONFERENCE CALL, 12.3.01
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                  Thank you for your attention. I'll now turn it back to Aart for his closing comments.

Aart de Geus:     Thank you Brad and Paul.

                  In conclusion let me just review the basis for my excitement about our acquisition of Avant! which is threefold. First, it brings together the best front-end technology with the best back-end technology, resulting in the strongest design solution today. Second, it fulfills a request that our customers have made for years and they are thrilled that we are finally merging. And last, in a tough economic climate winners make bold moves and we believe that we just made such a winning move.

                  The question and answer period followed, the transcript of which is being prepared and once available will be filed as a subsequent communication under Rule 425.